PROPANC BIOPHARMA, INC.

302, 6 Butler Street

Camberwell, VIC, 3124 Australia

61 3 9882 0780

August 20, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Propanc Biopharma, Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-231682
Withdrawal of Registration Withdrawal Request Previously Made on Form RW

Ladies and Gentlemen:

Propanc Biopharma, Inc. (the “Company”) hereby respectfully requests the withdrawal, effective immediately, of the registration withdrawal request filed on behalf of the Company on August 19, 2019 on Form RW (SEC Accession No. 0001493152-19-012952) (the “Form RW”) in respect of the above-referenced registration statement. The Form RW was incomplete in that it did not state that no securities were issued or sold pursuant to such registration statement. The Company will re-file the form to include such statement.

Should you have any questions regarding this filing, please do not hesitate to contact the undersigned at 61 3 9882 0780.

Sincerely,

PROPANC BIOPHARMA, INC.

By:	/s/ James Nathanielsz
Name:	James Nathanielsz
Title:	Chief Executive Officer